SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 25 Notification Of Removal From Listing And/Or Registration Under Section 12(b) Of The Securities Exchange Act Of 1934
SEC File Number: 033-11795

SIGNALIFE, INC. American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

4705 Laurel Canyon Blvd., Suite 203 Studio City, California 91607
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, Par Value $0.001
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒

Pursuant to 17 CFR 2140.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Signalife, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNALIFE, INC.
Date: September 4, 2008	/s/	Rowland Perkins
Rowland Perkins, Chief Executive Officer